CUSIP No. H0381L104	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Auris Medical Holding AG
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

H0381L104
(CUSIP Number)

Christophe Blanche

Sofinnova Partners

Immeuble le Centorial

16-18 rue du Quatre-Septembre

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H0381L104	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital VII FCPR (“SC VII”) EIN: 98-1028040
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

331,147 shares, except that Sofinnova Partners SAS (“SP SAS”), a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”), the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

331,147 shares, except that SP SAS, a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. H0381L104	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. H0381L104	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. H0381L104	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. H0381L104	Page 6 of 10

1.	Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. H0381L104	Page 7 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. H0381L104	Page 8 of 10

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole dispositive power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.88%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. H0381L104	Page 9 of 10

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS, a French corporation “SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the "Listed Persons" and together with SC VII and SP SAS, the “Filing Persons”) on August 5, 2014. Rafaèle Tordjman ceased to be a managing partner of SP SAS on February 28, 2017, and is not a Listed Person on this Amendment No. 3. Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”) became managing partners of SP SAS and each is included as a Listed Person on this Amendment No. 3. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. The sole purpose of this Amendment No. 3 is to report that the Filing Persons own less than a 5% interest in the issuer solely due to an increase in the total outstanding ordinary shares of the issuer.

Item 5. Interest in Securities of the Issuer.

(e)	The Filing Persons ceased to be the beneficial owner of more than 5% of the class of securities as of January 25, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

SOFINNOVA CAPITAL VII FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner

By:	/s/ Monique Saulnier
Name:	Monique Satlnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi